UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Winc, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

97265W105
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for
a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent
amendment containing information which would alter the
disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 97265W105

1 Names of Reporting Persons

 Cool Japan Fund Inc.

2 Check the appropriate box if a member of a Group (see instructions)

 (a)  [X]
 (b)  [ ]

3 Sec Use Only

4 Citizenship or Place of Organization

 Japan

Number of Shares Beneficially Owned by Each Reporting Person With:

 5 Sole Voting Power

  0

 6 Shared Voting Power

  0

 7 Sole Dispositive Power

  0

 8 Shared Dispositive Power

  0

9 Aggregate Amount Beneficially Owned by Each Reporting Person

 0

10 Check box if the aggregate amount in row (9) excludes
 certain shares (See Instructions)

 [ ]

11 Percent of class represented by amount in row (9)

 0

12 Type of Reporting Person (See Instructions)

 CO (Corporation organized in Japan)

SCHEDULE 13G
CUSIP No. 97265W105

1 Names of Reporting Persons

 CJF Palate Holdings LLC

2 Check the appropriate box if a member of a Group (see instructions)

 (a)  [X]
 (b)  [ ]

3 Sec Use Only

4 Citizenship or Place of Organization

 Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 5 Sole Voting Power

  0

 6 Shared Voting Power

  0

 7 Sole Dispositive Power

  0

 8 Shared Dispositive Power

  0

9 Aggregate Amount Beneficially Owned by Each Reporting Person

 0

10 Check box if the aggregate amount in row (9) excludes
 certain shares (See Instructions)

 [ ]

11 Percent of class represented by amount in row (9)

 0

12 Type of Reporting Person (See Instructions)

 OO

SCHEDULE 13G
CUSIP No. 97265W105

1 Names of Reporting Persons

 Sake Ventures LLC

2 Check the appropriate box if a member of a Group (see instructions)

 (a)  [X]
 (b)  [ ]

3 Sec Use Only

4 Citizenship or Place of Organization

 Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 5 Sole Voting Power

  0

 6 Shared Voting Power

  0

 7 Sole Dispositive Power

  0

 8 Shared Dispositive Power

  0

9 Aggregate Amount Beneficially Owned by Each Reporting Person

 0

10 Check box if the aggregate amount in row (9) excludes
 certain shares (See Instructions)

 [ ]

11 Percent of class represented by amount in row (9)

 0

12 Type of Reporting Person (See Instructions)

 OO

SCHEDULE 13G
CUSIP No. 97265W105

1 Names of Reporting Persons

 Rice Wine Ventures LLC

2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [X]
 (b)  [ ]

3 Sec Use Only

4 Citizenship or Place of Organization

 Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 5 Sole Voting Power

  0

 6 Shared Voting Power

  0

 7 Sole Dispositive Power

  0

 8 Shared Dispositive Power

  0

9 Aggregate Amount Beneficially Owned by Each Reporting Person

 0

10 Check box if the aggregate amount in row (9) excludes
 certain shares (See Instructions)

 [ ]

11 Percent of class represented by amount in row (9)

 0

12 Type of Reporting Person (See Instructions)

 OO

Item 1.

(a) Name of Issuer:

Winc, Inc., a Delaware corporation (the Issuer)

(b) Address of Issuer s Principal Executive Offices:

1751 Berkeley St., Studio 3, Santa Monica, California

Item 2.

(a) Name of Person Filing:

This statement is filed on behalf of Cool Japan Fund Inc., a corporation organized in Japan (Cool Japan),  CJF Palate
Holdings, LLC, a Delaware limited liability company and
wholly-owned subsidiary of Cool Japan (CJF), Sake Ventures LLC, a Delaware limited liability company and wholly-owned subsidiary of CJF (Sake Ventures), and Rice Wine Ventures LLC, a Delaware
limited liability company and wholly owned subsidiary of CJF
(Rice Wine and collectively with Sake Ventures, CJF and Cool
Japan, the Reporting Persons).

An agreement among the Reporting Persons that this Schedule G is filed on behalf of each of them is attached hereto as Exhibit 99.1.

(b) Address of Principal Business Office or, if None, Residence:

The address for each Reporting Person is:
17F Roppongi Hills Mori Tower, 6-10-1 Roppongi,
Minato-Ku, Tokyo, 106-6117, Japan

(c) Citizenship:

Cool Japan is organized in Japan and each of CJF,
Sake Ventures and Rice Wine are organized in Delaware.

(d) Title and Class of Securities:

Common Stock, par value $0.0001 per share

(e) CUSIP No.: 97265W105

Item 3.

If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under
  Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment
  fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person
  in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b)
  of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition
  of an investment company under section 3(c)(14) of the
  Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with
  Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
  If filing as a non-U.S. institution in accordance with
  Rule 240.13d-1(b)(1)(ii)(J), please specify the type of
  institution:

Item 4. Ownership

(a) Amount Beneficially Owned:

(b) Percent of Class:

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:

 (ii) Shared power to vote or to direct the vote:

 (iii) Sole power to dispose or to direct the disposition of:

 (iv) Shared power to dispose or to direct the disposition of:

The information required by Items 4(a) and (c) is set forth in Rows (5)
and (11) of the cover page for each of the Reporting Persons hereto, and is incorporated herein by reference for the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

See Exhibit 99.1 attached hereto.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  01/13/2023

Cool Japan Fund Inc.

By: /s/ Kenichi Kawasaki
Name: Kenichi Kawasaki
Title: President, CEO and COO

CJF Palate Holdings LLC

By: /s/ Kazushi Sano
Name: Kazushi Sano
Title: Manager

Sake Ventures LLC

By: /s/ Akihiro Ishii
Name: Akihiro Ishii
Title: Manager

Rice Wine Ventures LLC

By: /s/ Kazushi Sano
Name: Kazushi Sano
Title: Manager